Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Devon Energy Corporation:
We consent to the use of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Devon Energy Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference herein.
As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations.

/s/ KPMG LLP
Oklahoma City, Oklahoma
August 15, 2005